UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Perry Ellis International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

288853104

(CUSIP Number)

GEORGE FELDENKREIS

OSCAR FELDENKREIS

4810 NW 74 Ave

Miami, FL 33166

(305) 499-9789

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 22, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON

George Feldenkreis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,590,573
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,590,573
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,590,573
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.2%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON

Feldenkreis Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,988,144
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

2,988,144
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,988,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON

Oscar Feldenkreis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,071,498
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,071,498
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,071,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.9%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON

Fanny Hanono
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		326,073
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

326,073
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

326,073
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 288853104

The following constitutes Amendment No. 8 to the Schedule 13D filed by the Reporting Persons (the “Amendment No. 8”). The Schedule 13D is hereinafter amended as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Merger Agreement, Merger Sub and each of Mary Ellen Kanoff, Scott A. LaPorta and Matthew McEvoy are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 8.  The remaining Reporting Persons will continue filing as a group, statements on Schedule 13D, with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Item 4 is hereby incorporated in its entirety into this Item 3.  The Shares acquired by Parent were acquired pursuant to the Rollover Agreements and the Merger Agreement for an aggregate value of approximately $437 million.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 22, 2018, pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. In connection with the Merger, each Share beneficially owned immediately prior to the effective time of the Merger (the “Effective Time”) by George Feldenkreis, Oscar Feldenkreis and Fanny Hanono was contributed to Parent in exchange for a pro rata share of the equity of Parent. At the Effective Time, each Share of the Issuer owned immediately prior to the Effective Time, other than the Shares owned by Parent, the Issuer, or those who have properly demanded appraisal rights in accordance with applicable law, was converted into the right to receive $27.50 in cash (the “merger consideration”), without interest and less any applicable withholding taxes.

The Merger was financed through equity provided by the Rollover Participants, a Senior Secured Asset Backed Revolving Loan Facility underwritten by Wells Fargo Bank, N.A., PNC Capital Markets LLC and HSBC Bank USA, National Association, and a multi-tranche term financing facility provided by funds managed by affiliates of Fortress Investment Group., on substantially similar terms as set forth in the Rollover Agreements, Fortress Financing Commitment and Wells Financing Commitment, each of which were previously filed with Amendment No. 7.

The Reporting Persons intend to deregister the Issuer with the Securities and Exchange Commission as soon as practicable.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

6

CUSIP NO. 288853104

 (a)       The aggregate percentage of Shares reported to be beneficially owned by each Reporting Person named herein is based upon 2,988,144 Shares outstanding as of October 22, 2018. As a result of the consummation of the Merger, each Share beneficially owned immediately prior to the Effective Time by George Feldenkreis, Oscar Feldenkreis and Fanny Hanono was contributed to Parent in exchange for a pro rata share of the equity of Parent. Accordingly, following the consummation of the Merger and as of the close of business on October 22, 2018, Parent owns directly 2,988,144 Shares, which in the aggregate represents 100% of the outstanding Shares. See also the cover pages of each Reporting Person.

(b)       See cover pages of each Reporting Person.

(c)       Except for the cancellation of 3,974 restricted Shares beneficially owned by George Feldenkreis and the cancellation of 151,831 restricted Shares beneficially owned by Oscar Feldenkreis, in each case on October 22, 2018, there were no transactions in the Shares by any Reporting Person in the past sixty days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information set forth in or incorporated by reference into Items 3 and 4 above is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1       Joint Filing Agreement by and among George Feldenkreis, Oscar Feldenkreis, Fanny Hanono and Parent, dated October 24, 2018.

7

CUSIP NO. 288853104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2018

/s/ George Feldenkreis
GEORGE FELDENKREIS

/s/ Oscar Feldenkreis
OSCAR FELDENKREIS

/s/ Fanny Hanono
FANNY HANONO

Feldenkreis Holdings LLC

By:	/s/ George Feldenkreis
	Name:	George Feldenkreis
	Title:	Manager

8

CUSIP NO. 288853104

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, $0.01 par value per share, of Perry Ellis International, Inc., a Florida corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: October 24, 2018

/s/ George Feldenkreis
GEORGE FELDENKREIS

/s/ Oscar Feldenkreis
OSCAR FELDENKREIS

/s/ Fanny Hanono
FANNY HANONO

Feldenkreis Holdings LLC

By:	/s/ George Feldenkreis
	Name:	George Feldenkreis
	Title:	Manager